UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

For the transition period from _______ to _________

Commission file number:  333-32170

 PNM RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and address of the plan,
if different from that of the issuer named below)

 PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
PNM Resources, Inc. Employee Stock Purchase Plan
Albuquerque, New Mexico

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Employee Stock Purchase Plan (the “Plan”) as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP

Dallas, Texas
September 14, 2007

PNM Resources, Inc. Employee Stock Purchase Plan

Statements of Net Assets Available for Benefits

June 30,
	2007	2006

Assets:
Receivable from PNM Resources, Inc.	$-	$-

Liabilities:
Obligations to purchase PNM Resources, Inc.
common stock	-	-

Net Assets Available for Benefits	$-	$-

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Employee Stock Purchase Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended June 30,
	2007	2006	2005

Participant contributions	$1,464,190	$2,281,768	$1,608,781
Employer non-cash contributions	74,701	396,013	282,950
Purchases of PNM Resources, Inc. common stock	(1,494,015)	(2,640,083)	(1,886,332)
Amounts refunded to plan participants	(44,876)	(37,698)	(5,399)

Net change in net assets available for benefits	-	-	-
Net assets available for benefits at beginning of year	-	-	-

Net assets available for benefits at end of year	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc.
Employee Stock Purchase Plan

Notes To Financial Statements
June 30, 2007, 2006 and 2005

1. Description of the Plan

The following is a brief description of the PNM Resources, Inc. Employee Stock Purchase Plan (the “Plan”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

In March 2003, the Board of Directors of PNM Resources, Inc. (the “Company”) adopted the Plan.  Eligible employees who have enrolled in the Plan may contribute from 1% to 10% of their eligible pay each pay period towards purchases.  The Plan has been authorized to issue up to 375,000 new shares of the Company’s common stock to the participants of the Plan.  As of June 30, 2007, 2006 and 2005, a total of 300,308, 249,717 and 146,144 shares, respectively, had been issued.

The Plan has two six-month offering periods that begin on January 1 and July 1 and end on June 30 and December 31, respectively.  Within each offering period, there are two purchase periods and two purchase dates.  The purchase periods coincide with calendar quarters and the purchase dates are the last business day of each quarter.  At the end of each purchase period, the accumulated contributions are used to purchase full and fractional shares of the Company’s common stock at the discounted purchase price.

Plan Year

The Plan Year is July 1 through June 30.

Eligibility

Employees who work at least 20 hours a week and at least five months a year, and have worked for the Company for at least six months before the first day of an offering period are eligible to participate in the Plan.

Employees who would, after purchasing shares through the Plan, own enough stock that they would possess 5% or more of the total combined voting power or value of all classes of the Company's stock are not eligible to participate.

PNM Resources, Inc.
Employee Stock Purchase Plan

Notes To Financial Statements
June 30, 2007, 2006 and 2005

Contributions

The Plan permits eligible employees to contribute from 1% to 10% of their base salary or wages to the Plan on an after-tax basis.  Certain types of pay are not included in base salary for contributions (e.g., bonuses, overtime, expense reimbursements, disability benefits, deferred compensation payments, stock option income, or vacation/paid time off sales).  Lump sum contributions are also not allowed under the Plan.  Employees cannot purchase more than $25,000 of stock each calendar year, as set forth by Internal Revenue Code of 1986 (the “Code”) Section 423.

Employee contributions are recorded by the Plan on the accrual basis as of the date the contributions are withheld from the employees’ compensation.  The Company holds participant contributions until the relevant purchase date, at which time common stock of the Company is purchased and distributed to the contributing participants.  All funds held by the Company for the Plan are included in the general assets of the Company.  Participants may change their contribution elections one time during an enrollment period if the request to do so is timely received.  Otherwise, a participant’s change will be effective at the beginning of the next offering period (July or January).

Stock Purchase Provisions

Prior to July 1, 2006, the Plan determined the fair market value on two different days in each offering period – the first day of the offering period, or the relevant purchase date.  The purchase price of the stock was 85% of the lower of the two prices (the “Look Back Feature”).  In May 2006, the Board of Directors of the Company made amendments to the Plan that became effective as of July 1, 2006.  These amendments eliminated the Look Back Feature and changed the purchase price of the stock to 95% of the fair market value of the Company’s common stock on the relevant purchase date.

On each purchase date, the accumulated contributions are used to purchase shares of the Company’s common stock for the participants.   Currently, purchases of shares under the Plan are made directly from the Company from newly issued common shares.  However, the Company may also use treasury shares, shares purchased by the Company on the open market, or a combination thereof.  If the purchase date occurs on a day when the New York Stock Exchange is closed, the purchase date will be the previous trading day.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

PNM Resources, Inc.
Employee Stock Purchase Plan

Notes To Financial Statements
June 30, 2007, 2006 and 2005

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Plan Administration

The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors of the Company (the "Committee").  The Committee has the authority to promulgate rules and regulations for the operation of the Plan, and to adopt forms for use in connection with the Plan, and decide any question of interpretation of the terms of, or rights under, the Plan.  The Committee may delegate some or all of its duties and authority to one or more Company employees.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

3. Income Tax Status

The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Code.  Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan at the time of purchase based on provisions of the Code.  Management believes that the Plan has been operated in accordance with the Code and, therefore, no provision for income taxes has been reflected in the accompanying financial statements.

4. Plan Termination

The Plan may be terminated at any time at the discretion of the Board of Directors of the Company.

Exhibit Index:

23.1	Consent of Deloitte & Touche LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Employee Stock Purchase Plan

Date: September 25, 2007	By:	/s/Yvonne Johnson
Yvonne Johnson
Plan Administrator